UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DaVita Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

23918K108

(CUSIP Number of Class of Securities)

Kathleen A. Waters

Chief Legal Officer

DaVita Inc.

2000 16th Street

Denver, CO 80202

(720) 631-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Sharon Flanagan, Esq.

Sidley Austin LLP

555 California Street

Suite 2000

San Francisco, CA 94104

(415) 772-1200

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$1,000,000,000	$129,800

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1,000,000,000 in aggregate of up to 12,987,012 shares of Common Stock, $0.001 par value, at the minimum tender offer price of $77.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $129,800	Filing Party: DaVita Inc.
Form or Registration No.: Schedule TO	Date Filed: August 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 17, 2020, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) and Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO filed with the Commission on August 27, 2020 and September 8, 2020, respectively (as it may be further amended or supplemented from time to time, the “Schedule TO”), related to the offer (the “Offer”) by DaVita Inc., a Delaware corporation (“DVA” or the “Company”), to purchase for cash up to $1.0 billion of shares (the “shares”) of its common stock, $0.001 par value per share (the “common stock”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $77.00 and not more than $88.00 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 17, 2020 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 3 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(d) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. You should read this Amendment No. 3 together with Amendment No. 1, Amendment No. 2, the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

The Offer to Purchase is hereby amended and supplemented as follows:

Item 11.	Additional Information

Item 11 is hereby amended and supplemented by adding the following:

“On September 15, 2020, DVA issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on September 14, 2020. A copy of the press release is filed as Exhibit (a)(5)(B) hereto and is incorporated by reference herein.”

Item 12.	Exhibits

Exhibit Number	Description
(a)(1)(A)✓	Offer to Purchase, dated August 17, 2020.

(a)(1)(B)✓	Letter of Transmittal.

(a)(1)(C)✓	Notice of Guaranteed Delivery.

(a)(1)(D)✓	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 17, 2020.

(a)(1)(E)✓	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 17, 2020.

(a)(1)(F)✓	Summary Advertisement, dated August 17, 2020.

(a)(1)(G)✓	Email Communication to Employees of DaVita Inc. and its Subsidiaries

Exhibit Number	Description
(a)(1)(H)✓	Letter to SSAR Holders

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)✓	Press release, dated August 17, 2020, announcing the commencement of the tender offer.

(a)(5)(B) ✓✓	Press release, dated September 15, 2020, announcing the preliminary results of the tender offer.

(b)(1)	Credit Agreement, dated August 12, 2019, by and among DaVita Inc., certain subsidiary guarantors party thereto, the lenders party thereto, Credit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A. and MUFG Bank Ltd., as co-syndication agents, Bank of America, N.A., Barclays Bank PLC, Credit Suisse Loan Funding LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc. and Suntrust Bank, as co-documentation agents, and Wells Fargo Bank, National Association, as administrative agent, collateral agent and swingline lender.(1)

(b)(2)	First Amendment, dated as of February 13, 2020, to that certain Credit Agreement, dated as of August 12, 2019, by and among DaVita Inc., certain subsidiary guarantors party thereto, the lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent, collateral agent and swingline lender. (2)

(c)	None.

(d)(1)*	Employment Agreement, effective April 29, 2019, by and between Javier J. Rodriguez and DaVita Inc. (4)

(d)(2)*	Employment Agreement, effective February 21, 2017, by and between DaVita Inc. and Joel Ackerman. (5)

(d)(3)*	Employment Agreement, effective April 27, 2016, by and between DaVita HealthCare Partners Inc. and Kathleen A. Waters. (6)

(d)(4)*	Employment Agreement, effective April 29, 2015, by and between DaVita HealthCare Partners Inc. and Michael D. Staffieri. (6)

(d)(5)*	Executive Incentive Plan (as Amended and Restated effective January 1, 2009). (8)

(d)(6)*	DaVita Inc. Severance Plan for Directors and Above. (3)

(d)(7)*	Amended and Restated DaVita Inc. 2011 Incentive Award Plan. (9)

(d)(8)*	Form of 2014 Long Term Incentive Program Stock Appreciation Rights Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (10)

(d)(9)*	Form of 2014 Long Term Incentive Program Restricted Stock Units Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (10)

(d)(10)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (11)

Exhibit Number	Description
(d)(11)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (7)

(d)(12)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan) (11)

(d)(13)*	Form of Long-Term Incentive Program Award Agreement (For 162(m) designated teammates) (DaVita Inc. 2011 Incentive Award Plan). (7)

(d)(14)*	Form of Long-Term Incentive Program Award Agreement (DaVita Inc. 2011 Incentive Award Plan). (7)

(d)(15)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(16)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(17)*	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(18)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(19)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(20)*	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(21)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (14)

(d)(24)*	Non-Employee Director Compensation Policy. (15)

(d)(25)*	Form of 4.625% Senior Note due 2030 and related Guarantee. (16)

(d)(26)*	Indenture, dated as of June 9, 2020, by and among DaVita Inc., the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, as Trustee. (16)

(d)(27)*	DaVita Inc. 2020 Incentive Award Plan (17)

(d)(28)*	Amendment to Stock Appreciation Rights Agreements, effective June 11, 2020, by and between DaVita Inc. and William L. Roper, M.D. (18)

(d)(29)	Form of 3.750% Senior Note due 2031 and related Guarantee. (19)

(d)(30)	Indenture, dated as of August 11, 2020, by and among DaVita Inc., the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, as Trustee. (19)

(d)(31)* ✓	Form of Stock Appreciation Rights Agreement (DaVita Inc. 2020 Incentive Award Plan)

(d)(32)* ✓	Form of Performance-Based Restricted Stock Unit Agreement (DaVita Inc. 2020 Incentive Award Plan)

Exhibit Number	Description
(d)(33)* ✓	Form of Restricted Stock Unit Agreement (DaVita Inc. 2020 Incentive Award Plan)

(g)	Not applicable.

(h)	Not applicable.

*	Management contract or executive compensation plan or arrangement
✓	Filed previously.
✓✓	Filed herewith.
(1)	Filed on August 14, 2019 as an exhibit to the Company’s Current Report on Form 8-K.
(2)	Filed on February 21, 2020 as an exhibit to the Company’s Annual Report on Form 10-K.
(3)	Filed on February 22, 2019 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.
(4)	Filed on May 7, 2019 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.
(5)	Filed on February 24, 2017 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.
(6)	Filed on May 2, 2017 as an exhibit to the Company’s Quarterly Report on 10-Q for the quarter ended March 31, 2017.
(7)	Filed on March 1, 2013 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.
(8)	Filed on June 18, 2009 as an exhibit to the Company’s Current Report on Form 8-K.
(9)	Filed on April 28, 2014 as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A.
(10)	Filed on November 6, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.
(11)	Filed on August 4, 2011 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.
(12)	Filed on August 1, 2018 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.
(14)	Filed on July 22, 2019 as an exhibit to the Company’s Tender Offer Statement on Schedule TO-I.
(15)	Filed on May 4, 2020 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
(16)	Filed on June 9, 2020 as an exhibit to the Company’s Current Report on Form 8-K.
(17)	Filed as Annex A to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 27, 2020
(18)	Filed on July 30, 2020 as an exhibit to the Company’s Current Report on Form 8-K.
(19)	Filed on August 11, 2020 as an exhibit to the Company’s Current Report on Form 8-K.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVITA INC.

Date: September 15, 2020	By:	/s/ Joel Ackerman
Name: Joel Ackerman
Title: Chief Financial Officer and Treasurer